VIA EDGAR

201 Redwood Shores Parkway
Redwood Shores, CA 94065
+1 650 802 3000 tel
+1 650 802 3100 fax

December 6, 2016	Jane Ross
+1 (650) 802-3250
jane.ross@weil.com

Ms. Jennifer López

Attorney-Adviser

Office of Mergers and Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TubeMogul, Inc.
Schedule TO-T/A filed November 29, 2016 by Tiger Acquisition Corp. and
Adobe Systems Incorporated
SEC File No. 005-88262

Dear Mr. Duchovny:

This letter is sent on behalf of Adobe Systems Incorporated (“Adobe”) and Tiger Acquisition Corp. (“Purchaser”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated December 5, 2016 (the “Comment Letter”) regarding the above-referenced filing.  For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Adobe’s and Purchaser’s responses in the same order as presented in the Comment Letter.  Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T filed by Purchaser and Adobe with the Commission on November 18, 2016.

General

1.              We note your response to prior comment 2.  Please confirm that you will honor any exercise of withdrawal rights by the parties to the Tender and Support Agreements and will, as necessary enforce your contractual rights by means other than denying the rights of security holders to withdraw tendered shares.

Response:  The Staff’s comment is noted.  Adobe and Purchaser confirm to the Staff that Adobe and Purchaser will honor any exercise of withdrawal rights by the parties to the Tender and Support Agreements and will, as necessary, enforce Adobe’s and/or Purchaser’s contractual rights by means other than denying the rights of security holders to withdraw tendered shares.

December 6, 2016

Please do not hesitate to contact us if you have any questions.

Sincerely,

/s/ Jane Ross

Jane Ross

cc:	Michael Dillon (of Adobe Systems Incorporated)
Justin Judd (of Adobe Systems Incorporated)